Exhibit d.2.

MATURITY EXTENSION RIDER

This Rider is made a part of the policy on the date specified on the supplemental Policy Summary. Except where this Rider provides otherwise, it is subject to all conditions of the policy.

Benefit – On the Policy Anniversary on which the Insured is Age 99 and at any time in the twelve calendar months thereafter, you may request that coverage be extended beyond the Maturity Date shown on the Policy Summary. If we have received your request, In Writing, prior to the Maturity Date, and any past due monthly Deduction Amounts have been paid, then we will continue this policy in force beyond the Maturity Date. The policy will be continued until the earlier of the death of the Insured or the date that we receive your request for full surrender. All other riders attached to the policy will terminate on the Maturity Date.

The Death Benefit after the Maturity Date will be the Cash Value less any Loan Account value and any amounts payable under a collateral assignment of the policy. Monthly Deduction Amounts will no longer be charged against the Cash Value and additional premium will not be accepted. Interest on loans will continue to accrue and will be added to the total Loan Account value. Loan repayments will be accepted.

All other provisions of the policy relating to the payment of the Death Benefit apply to the Death Benefit as described in this Rider. The Death Benefit is based on the experience of the Investment Options selected, and is variable and not guaranteed.

Taxation – The policy to which this Rider is attached is intended to qualify as a life insurance policy for federal tax purposes. The amount payable under this policy upon the death of the Insured is intended to qualify for the federal income tax exclusion. The provisions of the policy are to be interpreted to ensure such tax qualification, notwithstanding any other provision to the contrary.

The policy may be surrendered prior to the death of the Insured for its Cash Surrender Value. Such a surrender will be treated as a taxable distribution.

The Travelers Life and Annuity Company does not give tax advice. No language in this Rider should be construed to mean that the Death Benefit and Cash Value will be exempt from any future tax liability. The tax results of any benefits received under this Rider depend upon interpretation of the Internal Revenue Code. You should consult your personal tax advisor prior tothe exercise of this option to assess any potential tax liability.

THE TRAVELERS LIFE AND ANNUITY COMPANY

Chairman